February 12, 2025

FILED VIA EDGAR

Mr. Jacob Sandoval

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:	Figure Certificate Company (File No. 333-275154)

Dear Mr. Sandoval:

On behalf of Figure Certificate Company (the “Company”), submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that you provided orally on February 11, 2025 with regard to the Company’s fifth pre-effective amendment to the registration statement on Form S-1 (the “Registration Statement”), relating to the registration of the Transferable Certificates and Installment Certificates (together, the “Certificates”) of the Company. The Registration Statement was filed with the Commission on January 24, 2025 under the Securities Act of 1933 (the “Securities Act”).

Below, we have provided your comments (in bold) and the Company’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Comments:

1.	On page 32 of the Registration Statement, you state that “FCC generally is required to use amortized cost for the purpose of valuing its investments.” Please explain in correspondence how the Company’s independent accountant intends to opine on the Company’s financial statements going forward if the fair value measurements are not in compliance with US GAAP.

Response: The Company will use amortized cost for the purpose of valuing its investments for purposes of calculating its reserves, as required under Section 28 of the Investment Company Act. For purposes of its financial statements, the Company will comply with US generally accepted accounting principles (“GAAP”), and the independent accountant will opine accordingly. We will include language in future filings to this effect.

2.	With respect to the Company’s response to comment 3 in the correspondence filed with the SEC on December 20, 2024, the Company stated that “Gas fees associated with the exchange or transfer of existing certificates are expensed as incurred.” Please provide references to US GAAP to support this statement. In addition, please in correspondence explain whether gas fees are expected to be material.

Response: The support for the Company’s response restated above is Accounting Standards Codification Topic 946 Financial Reporting for Investment Companies. Specifically, ASC 946-220-45-1 states that “The objective of the statement of operations is to present the increase or decrease in net assets resulting from all of the company's investment activities, by reporting investment income from dividends, interest, and other income less expenses, the amounts of realized gains or losses from investment and foreign currency transactions, and changes in unrealized appreciation or depreciation of investments and foreign-currency-denominated assets and liabilities for the period.” ASC 946-220-45-3 provides a listing of expenses that are commonly reported separately, including administrative fees, custodian fees, costs of reports to shareholders, professional fees, and registration fees and expenses. Although this list does not specifically call out “gas fees” on the listing of expenses, the Company believes that the gas fees incurred with respect to the transfer of existing certificates would align with the general nature of the expenses separately presented in ASC 946-220-45-3. The gas fees are transactional fees incurred to update the blockchain to properly record the transfer of the certificates from one certificate holder to another, and therefore the Company believes it is appropriate to expense those fees.

In addition, the Company does not expect gas fees to be material. As noted in Item 13 of the Registration Statement: “The estimated monthly gas fees are 0.05%-0.07% of net invested assets.” Materiality may be subject to change based on the volume of activity and will be reassessed each period.

3.	The staff notes that notes 2 and 6 (Income Taxes) to the financial statements refer to consolidated statements. The independent registered public accounting firm’s opinion, as well as the financial statements, do not refer to consolidated statements. Please explain in correspondence the difference in disclosure.

Response: The reference to “consolidated” in connection with the financial statements was a typographical error and will be corrected in future filings. The Company is comprised of a single entity, and, therefore, there is no material difference to referencing or not referencing the term “consolidated” in connection with the financial statements.

Please do not hesitate to contact me at (202) 683-3840 or susan.gault-brown@aoshearman.com if you have any questions or wish to discuss any of the responses presented above.

Very truly yours, /s/ Susan Gault-Brown Susan Gault-Brown Allen Overy Shearman Sterling US LLP

cc:	Perm Singh, Figure Markets Holdings, Inc.
Clare Hove, Figure Markets Holdings, Inc.
Mindy Rotter, Securities and Exchange Commission
Catalina Jaime, Securities and Exchange Commission
Meghan Ryan, Securities and Exchange Commission

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